April 19, 2013

Lyn Shenk, Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, DC 20549

Re:	Teekay Corporation
Form 20-F: For the Fiscal Year Ended December 31, 2011
Filed on April 25, 2012
Form 6-K Filed on February 26, 2013
File No. 001-12874

Dear	Mr. Shenk:

We have reviewed your letter to us of March 29, 2013 setting forth staff comments on the Teekay Corporation’s (“Teekay” or the “Company”) Form 6-K filed on February 26, 2013. This letter responds to the comments made by the staff in your letter. For your convenience, the responses have been keyed to the comments. We note the extension granted by the staff to respond by April 19, 2013.

Form 6-K Filed on February 26, 2013

SEC Comment

1. We note that you recorded an asset impairment charge of approximately $429 million during the fourth quarter of 2012. Please tell us in more detail the facts and circumstances that triggered the impairment charge, including the number and types of vessels involved and each segment affected. In so doing, tell us how conditions changed during the fourth quarter from those existing at September 30, 2012 in assessing your vessels for impairment.

Response to Comment #1

During the fourth quarter of 2012, we recorded an asset impairment charge of $424.3 million and a net loss on the sale of vessels of $4.5 million. The following table outlines the number, type and impairment amounts of vessels that were written down to their estimated fair value in the fourth quarter of 2012.

	Number of vessels	Impairment (US$ millions)
Conventional Tanker Segment
Suezmax Crude Oil Tankers	10	335.0
Aframax Crude Oil Tankers	7	66.0
Other Conventional Tankers	2	4.3

Total Conventional Tanker Segment	19	405.3

Shuttle Tanker and FSO Segment
Shuttle Tankers	2	13.6
FSO Units	1	5.4

Total Shuttle Tanker and FSO Segment	3	19.0

Total	22	424.3

Overview

Approximately 83% of the total fourth quarter 2012 asset impairment charge of $424.3 million originated from a group of seven Suezmax tankers and four Aframax tankers. When comparing these seven Suezmax tankers to each other and when comparing these four Aframax tankers to each other, the vessels have a similar age, had a similar carrying value before the impairment and a similar estimated fair value, and all were being employed in the spot market or on short-term time-charters. As a result, the number of vessels impaired was unusually large in the fourth quarter of 2012. The largest component of the fourth quarter impairment charge was an aggregate impairment charge of $305.7 million from the seven Suezmax tankers, which were all acquired in 2007 from OMI Corporation. These seven tankers were acquired at a high point in the cycle for vessel values and, as a result, their book values were significantly higher than fair values prior to the impairment charge. Consequently, once the impairment occurred, the magnitude of the impairment was significant.

Conventional Tanker Segment

Indicators of impairment were present in the fourth quarter of 2012 to trigger an impairment test to be conducted on our conventional oil tankers, which resulted in the impairment of 19 vessels. For 15 of the 19 vessels, which included the group of seven Suezmax tankers acquired in 2007 from OMI Corporation, there was no one factor or event, such as a vessel sale or charter termination due to bankruptcy, that caused the impairment. Rather, the impairment is the effect of a number of factors that, when aggregated, resulted in changes to our estimates of future cash flows to be generated by these vessels.

The Company continuously receives and assesses market data. Some of this data may support the Company’s outlook and some of it may not. In addition, changes in market data that are observed for a short period of time, such as a single quarter, are not automatically viewed as being a change that will be sustained over the long term. The Company adjusts its outlook when there is an accumulation of data that results in the realization that its outlook no longer accurately reflects the totality of the current market data. For example, earlier in 2012, the Company estimated, based on then available information, that a recovery of the conventional crude tanker market could begin in the latter part of 2012 or early 2013. By the fourth quarter of 2012, it was apparent that such a recovery likely would not occur in this timeframe. In addition, in October 2012, the International Energy Agency (IEA) published its Medium Term Oil Market Report, which included its forecast of changes to crude trading patterns over the subsequent five years. The implications of this forecast, if it were to be borne out, would be negative for the crude tanker market, although perhaps positive for the product tanker market. This piece of information, after it was fully assessed by the Company, also supported the Company’s revised outlook that recovery of the conventional crude tanker market would be delayed. Finally, increases in the fuel efficiency of new vessels being constructed caused the Company to assess the potential implications of this development on its cash flow estimates, particularly as to the discrimination impact on vessels nearing the end of their useful life. During the fourth quarter of 2012, the Company became aware of an increasing interest in ordering these new vessels through industry research and discussions with shipyards.

The Company uses the same process each quarter during the fiscal year in making impairment determinations. The Company recognizes that certain aspects of these three examples, which contributed to the impairment in the fourth quarter of 2012, were, in part, present in the third quarter of 2012. However, the Company used its best judgment for each quarter, based on all the information available at that time, to make a determination of indicators of impairment, whether vessels were impaired and the amount of any impairment. Indicators of impairment existed in prior quarters, including the third quarter of 2012, which caused the Company to conduct impairment tests. Based on these tests in prior quarters, the Company determined that the undiscounted cash flows were greater than the carrying value of the vessels at the date of the test and, therefore, no impairment was required to be recorded. As a result of the adjustments that were made to the Company’s quantitative models in the fourth quarter based on factors such as those discussed above, the undiscounted cash flows of each vessel that failed the first step of the impairment test were marginally less than the vessel’s carrying value. However, due to the significant difference between the estimated fair value and carrying value of certain of the vessels that were impaired in the fourth quarter of 2012, once the Company determined the vessels were impaired, the magnitude of the total impairment determined under the second step of the test was significant.

The write-down of one of the remaining four vessels was the result of the Company entering into an agreement in the fourth quarter of 2012 to sell this vessel. Prior to the fourth quarter of 2012, no decision had been made to sell this vessel. The write-down of the remaining three vessels was the result of an expected early termination of customer contracts for these vessels.

Shuttle Tanker and FSO Segment

The write-down of two shuttle tankers was the result of the Company entering into agreements in the fourth quarter of 2012 to sell these vessels. Prior to the fourth quarter of 2012, no decision had been made to sell these vessels. The write-downs of the remaining shuttle tanker and the FSO unit were the result of customer decisions on usage of these vessels, with each of the situations being unique to the specific customer.

SEC Comment

2. For all non-GAAP measures presented in your filing that you have referenced to your website for the reconciliation to the comparable GAAP measure, please include the reconciliation in the filing for more transparency and ease of use to investors.

Response to Comment #2

In future applicable filings on Form 6-K, the Company will provide the requested reconciliations in the report.

SEC Comment

3. Please clarify for us and in your filing how amounts indicated in footnote 4 on page 11 correlate to amounts in Appendix A referenced in the footnote, and the purpose of “Equity income adjusted for items in Appendix A” that is presented.

Response to Comment #3

The table included in footnote 4 on page 11 is intended to show the Appendix A items that are within equity income (loss). By excluding these items from equity income (loss), the resulting adjusted equity income is a normalized amount that can be used to evaluate the financial performance of the Company’s equity accounted investments.

The amounts of items excluded from equity income (loss) in footnote 4 on page 11 are included in the various line items in Appendix A based on the nature of the item. For example, if an equity accounted for investment incurred unrealized gains from derivative instruments, not accounted for as hedges, the impact on the Company’s equity income (loss) from these unrealized gains from derivative instruments would be included in Appendix A in “unrealized gains from derivative instruments”.

In future applicable filings on Form 6-K, the Company will provide this additional disclosure to explain how amounts indicated in footnote 4 on page 11 correlate to amounts in Appendix A referenced in the footnote, and the purpose of “Equity income adjusted for items in Appendix A”.

SEC Comment

4. Please explain to us and disclose as appropriate how “Non-controlling interests’ share of items above” in Appendix A is determined. Additionally, please explain to us and disclose as appropriate why the ratio of this amount to the net sum of the specific adjustment items presented inclusive of the non-controlling interests share is disproportionate to the ratio of “net loss attributable to non-controlling interests” to “net loss-GAAP basis/net income (loss)-GAAP basis” shown in the table. In particular, explain to us why the “non-controlling interests’ share of items above” for the three months ended December 31, 2011 exceeds the net sum of the specific adjustment items, as presented on page 15.

Response to Comment #4

Appendix A includes items affecting net income (loss) from the Company’s wholly-owned subsidiaries, its consolidated non-wholly-owned subsidiaries and its proportionate share of items from equity accounted for investments. Each of the specific items affecting net income (loss) in Appendix A is analyzed to determine whether any of the amount originated from a consolidated non-wholly-owned subsidiary. If this is the case, each amount that originated from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to arrive at the non-controlling interests’ share of the amount. The amount identified as “non-controlling interests’ share of items listed above” within Appendix A is the cumulative amount of the non-controlling interests’ proportionate share of items listed in the Appendix A table.

In future applicable filings on Form 6-K, the Company will provide this additional disclosure to explain how “Non-controlling interests’ share of items above” in Appendix A is determined.

As noted by the Staff, the ratio of the amount identified as “non-controlling interests’ share of items listed above” within Appendix A to the net sum of the specific adjustment presented inclusive of the non-controlling interests share is not proportionate to the ratio of “net (income) loss attributable to non-controlling interest” to “net income (loss) – GAAP basis”. The Company respectfully advises the Staff that these amounts would only be proportionate if all operations of the Company were conducted from consolidated non-wholly-owned subsidiaries in which the Company had the same percentage interest or, in very rare cases, where they are proportionate solely by chance. To demonstrate this, consider the following two scenarios in which the Company has both wholly-owned subsidiaries and consolidated non-wholly-owned subsidiaries (67% assumed for purposes of illustration) generating income (loss):

1.	If all of the specific items affecting net income (loss) in Appendix A originated from wholly-owned subsidiaries, the ratio of the amount identified as “non-controlling interests’ share of items listed above” within Appendix A to the net sum of the specific adjustment presented inclusive of the non-controlling interests share would be zero. However, the ratio of “net (income) loss attributable to non-controlling interest” to “net income (loss) – GAAP basis” would not be zero, and may be materially different than zero, assuming there were operations being conducted from these consolidated non-wholly-owned subsidiaries.

2.	If all of the specific items affecting net income (loss) in Appendix A originated from 67%-owned subsidiaries, the ratio of the amount identified as “non-controlling interests’ share of items listed above” within Appendix A to the net sum of the specific adjustment presented inclusive of the non-controlling interests share would be 33%. However, the ratio of “net (income) loss attributable to non-controlling interest” to “net income (loss) – GAAP basis” would not be 33%, and may be materially different than 33%, assuming there were also operations being conducted from the wholly-owned subsidiaries.

The Company does not believe additional disclosure to explain why these ratios differ would be useful or meaningful to investors.

As noted by the Staff, the “non-controlling interests’ share of items above” for the three months ended December 31, 2011 exceeds the net sum of the specific adjustment items, as presented on page 15. During this period, the Company recognized a $68.5 million bargain purchase gain, which was substantially offset by $49.9 million of asset impairments/net loss on vessel sales. The bargain purchase gain was recognized in a wholly-owned subsidiary, and thus there was no non-controlling interest share related to this item, while the asset impairments/net loss on vessel sales were largely incurred in consolidated non-wholly-owned subsidiaries and, thus, there was a non-controlling interest share related to this item. Consequently, the “non-controlling interests’ share of items above” for the three months ended December 31, 2011 exceeded the net sum of the specific adjustment items.

SEC Comment

5. Please tell us and disclose how “CFVO – Consolidated” in Appendix B is computed for each subsidiary company along with reconciliation of each to its comparable GAAP measure.

Response to Comment #5

CFVO – Consolidated represents cash flow from vessel operations, or CFVO, which is defined in footnote 3 to Appendix B for the three and twelve months ended December 31, 2012, for the applicable subsidiary company (either Teekay Offshore, Teekay LNG or Teekay Tankers) and all of their consolidated subsidiaries.

Page one of the document on our website containing our reconciliations of non-GAAP financial measures to the comparable GAAP measures, shows the reconciliation of CFVO – Consolidated to its comparable GAAP measure. As noted in question 2 above, in future applicable filings on Form 6-K, the Company will provide the requested reconciliations in the report instead of a separate document on our website.

We note that the reconciliation of CFVO – Consolidated for the year ended December 31, 2012 to its comparable GAAP measure was unintentionally omitted from the document on our website containing our reconciliations of non-GAAP financial measures to the comparable GAAP measure. This reconciliation is contained below and the document on our website containing our reconciliations of non-GAAP financial measures to the comparable GAAP measure has been amended to include it.

		Year Ended December 31, 2012
		(unaudited)
	Teekay Offshore Partners LP (3)	Teekay LNG Partners LP	Teekay Tankers Ltd.	Teekay Parent	Consolidation Adjustments	Teekay Corporation Consolidated
Income (loss) from vessel operations	184,937	147,791	(340,195)	(135,960)	(6,966)	(150,393)
Depreciation and amortization	194,631	99,825	72,365	89,077	—	455,898
Amortization of in process revenue contracts and other	(12,637)	(759)	(240)	(58,790)	(34)	(72,460)
Unrealized losses from the change in fair value of designated foreign exchange forward contracts	440	—	—	221	—	661
Realized gains (losses) from the settlements of non designated foreign exchange forward contracts/bunkers/FFAs	2,969	(38)	—	(1,776)	—	1,155
Asset impairments / net loss on vessel sales	32,217	29,367	352,546	26,927	—	441,057
Cash flow from time-charter contracts, net of revenue accounted for as direct finance leases	2,759	6,012	—	—	—	8,771
Dropdown predecessor cash flow	—	—	(20,007)	20,007	—	—

Cash flow from vessel operations – Consolidated (1) (2)	405,316	282,198	64,469	(60,294)	(7,000)	684,689

SEC Comment

6. Please show how “net interest expense” presented in Appendix D is computed along with a reconciliation, as necessary, to actual interest expense recorded.

Response to Comment #6

The following shows how “net interest expense” presented in Appendix D is computed and also provides a reconciliation to consolidated interest expense recorded for the periods presented. In future applicable filings on Form 6-K, the Company will provide this reconciliation in the report.

	Three Months Ended
	December 31, 2012	September 30, 2012	June 30, 2012	March 31, 2012	December 31, 2011
Interest expense	(40,956)	(41,652)	(42,707)	(42,300)	(37,645)
Interest income	1,794	674	1,645	2,046	2,762

Net interest expense – consolidated	(39,162)	(40,978)	(41,062)	(40,254)	(34,883)
Less:
Non-Teekay Parent net interest expense	(25,802)	(28,392)	(26,244)	(25,661)	(22,855)

Interest expense net of interest income – Teekay Parent	(13,360)	(12,586)	(14,818)	(14,593)	(12,028)
Add:
Teekay Parent realized losses on interest rate swaps	(4,715)	(3,698)	(4,451)	(4,911)	(5,252)

Net interest expense – Teekay Parent	(18,075)	(16,284)	(19,269)	(19,504)	(17,280)

7. In footnote 6 on page 24 there is a reference to the “three months ended September 30, 2011.” However, this period is not presented in the table to which the footnote applies. Please advise.

Response to Comment #7

The sentence including the reference to the three months ended September 30, 2011 should not have been included in the filing as it relates to periods not presented in the table.

* * * * *

In connection with responding to the staff’s comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the matters contained in this letter, please feel free to contact me at (604) 844-6617.

Sincerely,

/s/ Vincent Lok

Vincent Lok
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

cc:	David Matheson (Perkins Coie LLP)
Eileen Mercier (Audit Committee Chair)
Philip Dowad (KPMG LLP)